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                Rediff.Com Announces Appointment of new Director

Mumbai, India, April 27, 2006

Rediff.com India Limited (Nasdaq: REDF), one of the leading worldwide online providers of news, information, communication, entertainment and shopping services for Indians, announced the appointment of Rashesh C. Shah as an Independent Director to its Board. Mr. Shah has also been appointed as a member of the Audit Committee.

Mr. Shah is currently CEO of Edelweiss Capital Limited. He also serves on the Boards of several Edelweiss subsidiaries and other companies. Edelweiss Capital is a leading financial services company based in Mumbai, India, whose businesses include investment banking, securities broking and investment management.

Mr. Ajit Balakrishnan, Chairman of the Board at Rediff.com India Limited said, "I am delighted to welcome Rashesh to the Board. He joins us with extensive experience and strong financial skills generated from his career in the financial services industry. His expertise will be of great benefit to the Board."

Mr. Shah is an MBA graduate from the Indian Institute of Management, Ahmedabad, and holds a Bachelor's degree in Science from the University of Bombay. He is also a Diploma holder in International Trade from the Indian Institute of Foreign Trade, New Delhi.

Prior to his joining Edelweiss Mr. Shah worked as Head of Securities with Prime Securities Limited.

About Rediff.com

Rediff.com is one of the leading worldwide online providers of news, information, communication, entertainment and shopping services for Indians. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York.


Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements." These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward -looking statements, including statements contained in its filings with the Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by it or on its behalf.

For further information, please contact:

Ajay Menon - Investor Relations & Public Affairs Contact
Rediff.com India Limited
Tel: +91-22-24449144 extn.: 362
Email: investor@rediff.co.in